SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For Q2-2003 Results

Nera ASA

Kokstadveien 23, P.O. Box 7090
N-5020 BERGEN
Norway

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

     Indicate by check mark whether the registrant by furnishing the information continued in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Press Release: Second quarter report 2003

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Nera ASA

	By:	/s/ Bjørn Ove Skjeie
Name: Bjørn Ove Skjeie Title: President and Chief Operating Officer

Dated: July 25, 2003

Nera ASA
Postal Address
P.O. Box 7090, N-5020 BERGEN, Norway,
Office Address
Kokstadvn. 23, BERGEN, Norway,
Tel.No. +47 55 22 51 00
PRESS RELEASE, 25 July 2003	Fax.No. +47 55 22 52 99
Head Office
Nera ASA, 5020 BERGEN
Register of Business Enterprises
NO 944 536 949 MVA

Nera ASA: Results per 2nd quarter 2003

Nera ASA (OSE: NER) shows continued progress through the second quarter. Again, Satellite Communications delivers a solid quarterly return while Nera’s other operations have improved their results. The Nera Group re ports an operating loss of MNOK 11.1 for Q2, an improvement of MNOK 13.5 from the previous quarter. Ongoing cost reduction initiatives are showing positive effects. Nera had a positive cash flow from operations in the second quarter and strengthened its cash reserves considerably. During the 2nd quarter Nera received orders of MNOK 628, which bodes well for the company’s future progress.

•	Operating income Q2: MNOK (11.1), compared to MNOK (34.3) MNOK for Q2 2002

•	Income before tax Q2: MNOK 2.9, compared to MNOK (62.9) for Q2 2002

•	Transmission Networks booked new orders for MNOK 368 in Q2 and had an operating loss of MNOK (25.1)

•	Satellite Communications achieved an operating income of MNOK 25.5 in 2002, compared to MNOK 17.0 in Q2 of last year

•	Nera’s balance sheet and cash flow have improved further and at the close of Q2 the company held cash reserves of MNOK 835 and had an equity ratio of 66 percent

Figures in MNOK	Q2 2003	Q2 2002	Per Q2-03	Per Q2-02	2002

Orders received	628.2	764.9	1219.5	1396.8	2 518.6
Operating revenues	544.5	649.2	1084.2	1330.0	2 444.8
Operating income	(11.1)	(34.3)	(35.7)	(76.8)	(144.4)
Income before tax	2.9	(62.9)	4.9	(98.5)	(162.2)
Earnings per share	(0.05)	(0.33)	(0.10)	(0.62)	(1.19)

“The positive developments we saw in the first three months of the year have continued in the second quarter. Transmission Networks is approaching operational balance and an increase in orders received for this business area give prospects of growth for the time ahead”, says Bjørn Ove Skjeie, CEO of Nera ASA, and continues: “We are also pleased to note that Satellite Communications continues to deliver strong results in spite of a somewhat lower business volume. We uphold our ambitions of regaining profitability for the Nera Group in the course of 2003 and of achieving business volume at the same level as last year”, says Skjeie.

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Transmission Networks

Signs of emerging optimism in the general telecom markets provide a basis for new growth in the somewhat longer term for Nera’s Transmission Networks business, although the eagerness to invest in new infrastructure for mobile communication networks is still weak. Nevertheless, orders received for this business area continue to show positive trends. Transmission Networks booked orders for MNOK 368 in Q2, compared to MNOK 318 in Q1. The order intake is on level with the same period of last year. Markets where Nera already has a solid foothold continue to constitute the bulk of orders received.

Transmission Networks’ operating revenues were MNOK 293 in Q2, compared to MNOK 373 in the same period of last year. The operating loss was MNOK 25.1, compared to a loss of MNOK 47.5 for Q2 of last year. Efforts are ongoing to streamline Transmission Networks’ supply chain. Phase 1, entailing a reduction of the workforce by 60 employees, has been completed and will yield full effects from the third quarter on. The current restructuring of the company’s operations in Bergen and Boston necessitate restructuring provisions in the order of MNOK 40-50. These provisions are expected to be booked in Q3 of this year.

Satellite Communications

In line with expectations, the market for land-mobile satellite telephones curbed after the war in Iraq. However, with a broad and solid portfolio, Satellite Communications continues to deliver good results. Nera’s satellite communication business booked orders for MNOK 126 in Q2, compared to MNOK 289 for the same period of 2002, when orders received were at a particularly high level due to the BGAN contract.

Satellite Communications had operating revenues of MNOK 143 for Q2, compared to MNOK 156 for the same period of 2002. The operating income was MNOK 25.5, compared to MNOK 17 for the same period of last year. The strong operating income yielded Satellite Communication a net operating margin of 18 percent.

Wireless Broadband Access

Nera is established as a leading supplier in the global market for broadband via satellite. This market, as well as the market for terrestrial wireless broadband, is still in an early phase of development, but Nera continues to win new contracts in expanding geographical markets. The company recently booked an order for a complete satellite-based broadband network solution for the Fiji Islands, at a contract value of MNOK 45. Wireless Broadband Access booked orders for MNOK 62 in Q2, compared to MNOK 12 for the same period of 2002.

Wireless Broadband Access had operating revenues of MNOK 32 in Q2, compared to MNOK 21 for the same period of 2002. This gave an operating loss of MNOK 10.7, compared to a loss of MNOK 6.6 in Q2 2002.

For further information, please contact:

Press: Helge Skaar, EVP Information and Public Affairs, +47 55 22 58 20 (office), +47 90 14 20 40 (mobile), or hsk@nera.no

Investors: Odd Bjørn Ur, Investor Relations Officer, +47 55 22 55 71 (office), +47 90 14 14 83 (mobile), or obu@nera.no

or
 www.nera.no

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Income statement

	01.01-30.06	01.01-30.06	Year	2nd quarter	2nd quarter
(Amounts in NOK mill.)	2003	2002	2002	2003	2002

Orders received	1219,5	1 396,8	2 518,6	628,2	764,9
Operating revenue	1084,2	1 330,0	2 444,8	544,5	649,2
Operating expenses	-982,8	-1 235,6	-2 255,1	-488,7	-611,9
Depreciation	-40,2	-41,5	-83,5	-20,0	-20,8

Operating income before R&D costs	61,2	52,9	106,2	35,8	16,5

Research and Development	-96,9	-129,7	-239,5	-46,9	-50,8

Operating income (loss) before restructuring and writedowns	-35,7	-76,8	-133,3	-11,1	-34,3

Restructuring and writedowns	0,0	0,0	-11,1	0,0	0,0

Operating income (loss)	-35,7	-76,8	-144,4	-11,1	-34,3

Earnings from investments in associated comp	5,8	-25,8	-23,8	4,1	-25,4
Net financial items	34,8	4,1	6,0	9,9	-3,2

Income (loss) before tax	4,9	-98,5	-162,2	2,9	-62,9

Taxes	-5,2	27,6	33,7	-5,5	16,9

Net income (loss)	-0,3	-70,9	-128,5	-2,6	-46,0

Minority interest	-12,2	-4,6	-16,5	-3,8	6,0

Net income (loss) after minority interest	-12,5	-75,5	-145,0	-6,4	-40,0

Balance Sheet

(Amounts in NOK mill.)	30.06.03	31.12.02	30.06.02

Deferred tax assets	174,0	174,0	179,7
Goodwill	16,5	18,9	21,3
Property, plant, equipment, IT	208,6	222,8	242,3
Financial non-current assets	151,9	161,5	167,7

Non-current assets	551,0	577,2	611,0

Inventories	322,0	382,9	459,1
Trade receivables	471,6	518,6	590,9
Other receivables	244,9	285,3	278,7
Cash and cash equivalents	834,7	795,8	689,2

Current assets	1 873,2	1 982,6	2 018,0

TOTAL ASSETS	2 424,2	2 559,8	2 629,0

Shareholder’s equity	1605,5	1 612,6	1 595,9
Long-term liabilities	72,9	92,0	78,6
Current liabilities	745,8	855,2	954,4

TOTAL EQUITY AND LIABILITIES	2 424,2	2 559,8	2 629,0

Interest bearing current liabilities	1,8	4,8	4,3
Interest bearing long-term liabilities	3,2	4,3	6,1
Minority interest of equity	251,7	240,2	142,5

Statements of cash flow

	01.01-30.06	01.01-30.06	Year
(Amounts in NOK Mill.)	2003	2002	2002

Net income (loss)	-0,3	-70,9	-128,6
Depreciation	40,2	41,5	83,5
Change in inventories, accounts receivable/payables and other working capital items	104,0	198,4	210,8
Other adjustments to operation activities	-73,0	-105,1	-131,2

Net cash provided by (used in) operating activities	70,9	63,9	34,6

Proceeds from sale of property, plant and equipment	1,2	3,6	7,9
Capital expenditures	-21,8	-35,1	-61,4
Other investments and sales	15,3	46,5	110,7

Net cash provided by (used in) investing activities	-5,3	15,1	57,2

Proceeds from issuance of shares	—	—	37,7
Changes, treasury stock	—	-2,8	-2,8
Dividends paid	-6,0	—	-26,8
Net changes in liabilities	-4,1	-190,4	-191,7

Net cash provided by (used in) financing activities	-10,1	-193,2	-183,6

Effect of changes in currency exchange rates	-16,6	-16,5	-11,9

Net change in cash and cash equivalents	38,9	-130,7	-103,7

Cash and cash equivalents at beginning of period	795,8	899,5	899,5

Cash and cash equivalents at end of period	834,7	768,7	795,8

Second quarter report 2003

Unaudited

Q2 2003 REPORT

The Nera Group had operating revenues of MNOK 545 in the second quarter of 2003, compared to MNOK 649 for the same period in 2002. Revenues are on a level with Q1 2003, while the operating income is further improved. The company had an operating loss of MNOK 11 in Q2 2003, compared to losses of MNOK 34 in Q2 2002 and MNOK 25 in Q1 2003. Again, Satellite Communications delivers a solid quarterly return while Nera’s other business areas have improved their results. A positive cash flow, strengthened cash reserves and further cost reductions attest to the company’s firm control with its operations, in spite of the weak state of several markets. Nera booked orders for MNOK 628 in Q2 and upholds the ambition of maintaining a business volume in 2003 at approximately the same level as in 2002.

Orders received and the market situation

The Nera Group booked new orders for MNOK 628 in the second quarter of 2003, compared to MNOK 765 in last year’s second quarter. The order intake increased by MNOK 37 from the first quarter of 2003.

Transmission Networks booked new orders for MNOK 368, compared to MNOK 361 for the corresponding period of last year, and up from MNOK 318 in the first quarter of 2003. A number of medium-sized orders (MNOK 10-40) from Kazakhstan, Norway, the Caribbean and the Philippines have contributed to raising the volume of orders received above that of the previous quarters.

While the challenging transmission networks market is still awaiting better winds, this confirms the positive potential in markets where the company has an established position. Nera is still working to close major infrastructure contracts.

The Satellite Communications business area booked orders for MNOK 126 in the second quarter of 2003, compared to MNOK 289 in the second quarter of 2002 and MNOK 170 in the first quarter of 2003. The orders received in Q2 of last year included the BGAN contract for MNOK 135.

In line with expectations, the volume of orders received for this business area is down somewhat, due to the end of war in Iraq. The weakening of the market for land-mobile satellite telephones has been offset somewhat by a positive development for other products, i.a. good sales in the land-earth station segment. Nera’s focus is now on market segments other than “crisis communication”, i.a. the maritime market and new technology applications.

The Wireless Broadband Access business area booked orders for MNOK 62, compared to MNOK 12 in the corresponding quarter of last year and MNOK 9 for the first quarter of this year. The new orders include a contract worth MNOK 45 for the development of a new system for broadband communication via satellite for the Fiji Islands.

Nera is now becoming one of the globally leading suppliers of broadband solutions via satellite. In the area of terrestrial wireless broadband, projects are now under way in all regions.

Other activities (mainly Electronics Contract Manufacturing and Information Technology in NeraTel, Singapore) booked orders for MNOK 71 in Q2 of 2003, down MNOK 30 from Q2 of last year. The corresponding figure for the first quarter of 2003 was MNOK 93. As previously communicated, the current market for these activities is relatively weak.

Operations

The Nera Group had operating revenues of MNOK 545 in the second quarter of 2003, compared to MNOK 649 in Q2 2002. The operating revenues for the second quarter are on a level with Q1 2003.

Transmission Networks produced a turnover of MNOK 293, compared to MNOK 373 last year. Satellite Communications had a turnover of MNOK 143, compared to MNOK 156 in Q2 2002. The broadband operations produced a turnover of MNOK 32 compared to 21 in Q2 of last year, while other activities in NeraTel had a turnover of MNOK 77, compared to MNOK 100 in Q2 of last year.

The operating loss for Q2 2003 is reduced to MNOK 11, from MNOK 34 in Q2 2002. There has also been a positive development in the operating income since Q1 2003, confirming that the effects of the cost cutting initiatives is as expected. Ordinary operating expenses were MNOK 489 in Q2 2003, compared to MNOK 612 in Q2 2002. R&D costs for Q2 2003 were MNOK 47, compared to MNOK 51 in Q2 2002.

Phase 1 of Transmission Networks’ project to streamline its supply chain has been completed, with a reduction of the workforce by 60 employees, the bulk of whom are expected to resign in Q3 2003. A second phase is planned for completion in the second half of 2003. This phase entails a further workforce reduction by up to 30 employees, effective January 2004. The restructuring and workforce reductions in Bergen and the restructuring of the Nera Boston operations are currently estimated to necessitate provisions of MNOK 40-50, all of which are expected to be booked as restructuring provisions in the Q3 2003 accounts.

The restructuring of Nera Boston is a consequence of the company’s decision to move its CompactLink production to NeraTel, Singapore. The move of the Compact Link production is part of the Nera Group’s efforts to streamline its supply chain, and will result in more effective exploitation of production resources and will reduce production expenses for the product and the Nera Group’s total operating expenses. The move will enable a re-allocation of resources in Nera’s North American organisation and will improve its market focus.

Satellite Communications had another sound quarter. The business area produced an operating income of MNOK 26, compared to MNOK 17 in Q2 2002, yielding a net operating margin of 18 percent. The gross operating margin was 40 percent. Transmission Networks had an operating loss of MNOK 25 for the quarter, compared to a loss of MNOK 48 in Q2 2002. Compared to the previous quarter, the gross operating margin improved from 21 percent to 22 percent. The operating loss for the broadband operations was MNOK 11, compared to a loss of MNOK 7 last year. Nera’s other activities produced an operating loss of MNOK 1 in Q2 2003, compared to an operating income of MNOK 3 in Q2 2002.

Financial figures

Nera had a financial income of MNOK 14 in the second quarter, of which MNOK 10 is ordinary financial income and MNOK 4 is income from associated companies. Last year, Nera had a financial loss of MNOK 29. Pre-tax profit for the second quarter of 2003 was thus MNOK 3, compared to a loss of MNOK 63 in Q2 2002.

Including calculated taxes and minority interests, the Nera Group had a net loss for Q2 2003 of MNOK 6, compared to a net loss of MNOK 40 for Q2 last year.

Balance sheets and liquidity

The Nera Group produced a positive cash flow from operations of MNOK 115 for the second quarter. At the close of Q2 2003, the company thus had cash reserves of MNOK 835, an increase of MNOK 78 since the close of Q1 2003. Accounts receivable and inventories were reduced. The company’s equity was MNOK 1604, yielding an equity ratio of 66 percent.

The increase in cash reserves and reduction in expenses confirm that Nera’s operations are well under control. The company will maintain a close focus of its working capital development, where there is still potential for improvements. Nera expects some reduction in its cash reserves, i.a. as a consequence of an increased business volume.

Prospects

Although the geo-political climate is somewhat more stable, Nera’s markets are showing few new impulses for growth. More optimistic signals are, however, emerging from other telecom market segments and these may in the somewhat longer term also prompt a recovery in Nera’s markets.

New investments in the transmission networks markets are still limited, but Nera expects to continue to win contracts in the company’s established markets.

With the change in the geo-political climate, Satellite Communications will find it more challenging to maintain its volume and margins, which should be expected to decline somewhat. Nevertheless, the operating margin for the year as a whole will be considerably above 10 percent.

Due to the increased volume of orders received for broadband via satellite solutions, the Wireless Broadband Access business area is expected to increase its turnover in the remaining quarters of the year. No major change in business volume is expected in the company’s other activities.

Nera’s ambition to retain profitability during the course of 2003 is upheld. The total volume of business is expected to remain at the 2002 level.

Bergen, 24 July 2003

Amounts in
Income statements	NOK million

	01 JAN - 30 JUN	01 JAN - 30 JUN
	2003	2002	Year 2002	Q2 2003	Q2 2002

Orders received	1 219.5	1 396.8	2 518.6	628.2	764.9
Operating revenue	1 084.2	1 330.0	2 444.8	544.5	649.2
Operating expenses	(982.8)	(1 235.6)	(2 255.1)	(488.7)	(611.9)
Depreciation	(40.2)	(41.5)	(83.5)	(20.0)	(20.8)

Operating income before R&D costs	61.2	52.9	106.2	35.8	16.5

Research and development	(96.9)	(129.7)	(239.5)	(46.9)	(50.8)
Operating income (loss) before restructuring and write-downs	(35.7)	(76.8)	(133.3)	(11.1)	(34.3)

Restructuring and write-downs	—	—	(11.1)	—	—

Operating income (loss)	(35.7)	(76.8)	(144.4)	(11.1)	(34.3)

Earnings from investments in associated companies	5.8	(25.8)	(23.8)	4.1	(25.4)
Net financial items	34.8	4.1	6.0	9.9	(3.2)

Income (loss) before tax	4.9	(98.5)	(162.2)	2.9	(62.9)

Taxes	(5.2)	27.6	33.7	(5.5)	16.9

Net income (loss)	(0.3)	(70.9)	(128.5)	(2.6)	(46.0)

Minority interest	(12.2)	(4.6)	(16.5)	(3.8)	6.0

Net income (loss) after minority interests	(12.5)	(75.5)	(145.0)	(6.4)	(40.0)

Earnings per share, primary (NOK)	(0.10)	(0.62)	(1.19)	(0.05)	(0.33)

Amounts in
Balance Sheets	NOK million

	30 JUN 2003	31 DEC 2002	30 JUN 2002

Deferred tax asset	174.0	174.0	179.7
IT — Software	25.2	23.7	—
Goodwill	16.5	18.9	21.3
Property, plant and equipment	183.4	199.1	242.3
Financial non-current assets	151.9	161.5	167.7

Non-current assets	551.0	577.2	611.0

Inventories	322.0	382.9	459.1
Trade receivables	471.6	518.6	590.9
Other receivables	244.9	285.3	278.7
Cash and cash equivalents	834.7	795.8	689.2

Current assets	1 873.2	1 982.6	2 018.0

TOTAL ASSETS	2 424.2	2 559.8	2 629.0

Shareholders’ equity	1 605.5	1 612.6	1 595.9
Long-term liabilities	72.9	92.0	78.6
Current liabilities	745.8	855.2	954.5

TOTAL EQUITY AND LIABILITIES	2 424.2	2 559.8	2 629.0

Interest-bearing current liabilities	1.8	4.8	4.3
Interest-bearing long-term liabilities	3.2	4.3	6.1
Minority shareholders’ interest	251.7	240.2	142.5

Change in equity:
Equity as of 01 JAN	1 612.6	1 728.1	1 728.1
Net income (loss)	(0.3)	(128.5)	(70.9)
Additional treasury stock	—	(2.8)	—
Additional minority interest	—	126.4	(2.8)
Dividend	(6.0)	(26.8)	—
Other equity changes	—	(6.6)	—
Translation differences	(0.8)	(77.2)	(58.5)

Equity as of end of period	1 605.5	1 612.6	1 595.9

Amounts in
Statement of cash flows	NOK million

	1 JAN - 30 JUN	1 JAN - 30 JUN
	2003	2002	Year 2002

Net income (loss)	(0.3)	(70.9)	(128.6)
Depreciation	40.2	41.5	83.5
Change in inventories, trade receivables/payables and other working capital	104.0	198.4	210.8
Other operation-related adjustments	(73.0)	(105.1)	(131.2)

Net cash provided by (used in) operating activities	70.9	63.9	34.6

Proceeds from sales of property, plant and equipment	1.2	3.6	7.9
Capital expenditures	(21.8)	(35.1)	(61.4)
Other investments and sales	15.3	46.5	110.7

Net cash provided by (used in) investing activities	(5,3)	15.1	57.2

Proceeds from issuance of shares	—	—	37.7
Changes, treasurystock	—	(2.8)	(2.8)
Dividends paid	(6.0)	—	(26.8)
Net changes in liabilities	(4.1)	(190.4)	(191.7)
Net cash provided by (used in) financing activities	(10.1)	(193.2)	(183.6)

Effect of changes in currency exchange rates	(16.6)	(16.5)	(11.9)

Net change in cash and cash equivalents	38.9	(130.7)	(103.7)

Cash and cash equivalents at beginning of period	795.8	899.5	899.5

Cash and cash equivalents at end of period	834.7	768.7	795.8

Amounts in NOK
Orders received, by business area	million

	01 JAN - 30 JUN		01 JAN - 30 JUN
Business area	2003		2002		Year 2002		Q2 2003		Q2 2002

Transmission Networks	687	56.3%	670	48.0%	1 243	49.3%	368	58.6%	361	47.2%
Satellite Communications	296	24.3%	464	33.2%	677	26.8%	126	20.1%	289	37.8%
Wireless Broadband Access	72	5.9%	47	3.4%	215	8.6%	62	9.9%	12	1.6%
Other activities/eliminations	165	13.5%	216	15.4%	384	15.3%	71	11.4%	103	13.4%

Total	1 220	100.0%	1 397	100.0%	2 519	100.0%	628	100.0%	765	100.0%

Amounts in NOK
Operating revenues, by business area	million

	01 JAN - 30 JUN		01 JAN - 30 JUN
Business area	2003		2002		Year 2002		Q2 2003		Q2 2002

Transmission Networks	551	50.8%	751	56.5%	1 343	54.9%	293	53.9%	373	57.4%
Satellite Communications	315	29.1%	317	23.8%	617	25.2%	143	26.2%	156	24.0%
Wireless Broadband Access	62	5.7%	41	3.0%	69	2.8%	32	5.8%	21	3.2%
Other activities/eliminations	156	14.4%	221	16.7%	417	17.1%	77	14.1%	100	15.4%

Total	1 084	100.0%	1 330	100.0%	2 445	100.0%	545	100.0%	649	100.0%

Amounts in NOK
Operating income (loss) before restructuring and write-down, by business area	million

	01 JAN - 30 JUN	01 JAN - 30 JUN
Business area	2003	2002	Year 2002	Q2 2003	Q2 2002

Transmission Networks	(65.8)	(101.0)	(165.2)	(25.1)	(47.5)
Satellite Communications	53.0	31.4	68.8	25.5	17.0
Wireless Broadband Access	(22.2)	(23.3)	(52.4)	(10.7)	(6.6)
Other activities/eliminations	(0.7)	16.1	15.5	(0.8)	2.8

Total	(35.7)	(76.8)	(133.3)	(11.1)	(34.3)

Amounts in
Operating revenues, by geographical destination	NOK million

	01 JAN - 30 JUN		01 JAN - 30 JUN
Geogr. destination	2003		2002		Year 2002		Q2 2003		Q2 2002

Norway	195	15.9%	127	9.0%	281	11.2%	105	16.6%	65	8.6%
United Kingdom	34	2.8%	167	12.0%	197	7.8%	12	1.9%	152	19.9%
Rest of Europa	254	20.8%	271	19.4%	442	17.5%	149	23.7%	172	22.5%
Americas	247	20.3%	282	20.2%	545	21.6%	113	18.0%	104	13.6%
Africa	21	1.7%	74	5.3%	114	4.5%	14	2.4%	23	3.0%
Asia	397	32.6%	444	31.8%	899	35.7%	184	29.3%	238	31.1%
Oceania	72	5.9%	32	2.3%	42	1.7%	51	8.1%	11	1.3%

Total	1 220	100.0%	1 397	100.0%	2 519	100.0%	628	100.0%	765	100.0%

Amounts in
Operating revenues, by geographical destination	NOK million

	01 JAN - 30 JUN		01 JAN - 30 JUN
Geogr. destination	2003		2002		Year 2002		Q2 2003		Q2 2002

Norway	155	14.3%	107	8.1%	276	11.3%	70	12.8%	62	9.6%
United Kingdom	58	5.4%	36	2.7%	110	4.5%	24	4.4%	15	2.3%
Rest of Europa	215	19.8%	237	17.8%	498	20.4%	101	18.6%	127	19.6%
Americas	216	19.9%	342	25.7%	538	22.0%	117	21.5%	155	23.9%
Africa	30	2.8%	56	4.2%	105	4.3%	10	1.8%	22	3.4%
Asia	392	36.2%	511	38.4%	863	35.3%	213	39.1%	238	36.7%
Oceania	18	1.6%	41	3.1%	55	2.2%	10	1.8%	29	4.5%

Total	1 084	100.0%	1 330	100.0%	2 445	100.0%	545	100.0%	649	100.0%

Presentation Q2 2003 Oslo, 25 July 2003

Bjorn Ove Skjeie Chief Executive Officer

Heading towards profitability Positive pre-tax result in Q2 as in Q1 Transmission operations closer to break even Transmission's quarterly order intake further strengthened Satellite Communication and NeraTel defends profitability despite challenging markets Nera maintains ambition on a 2003 business volume at 2002 level and regain profitability during the year

Key figures

Quarterly orders received by business area

Good volume of medium sized orders Norway (FLO/IKT) 48 MNOK Fiji** 45 MNOK Jamaica 40 MNOK Kazakstan 32 MNOK Philippines 24 MNOK Italy 17 MNOK Thailand 16 MNOK Saudi Arabia 15 MNOK Korea* 14 MNOK Morocco 12 MNOK * Satcom ** Broadband

Quarterly orders received by market Transmission Networks

Market outlook (1) Transmission Networks market Some more optimism in the general telecom market, but still low investment level in global transmission market Nera wins orders in countries where it is well positioned Fixed Wireless Access projects in all regions

Market outlook (2) Satellite market Land mobile market weaker as expected Increased activity expected in other market segments Gateway market proves healthy Significant interest in broadband satellite

Rural communication for Fiji Islands Turn key package: HUB and 11 m antenna for connecting selected Fiji Islands to the international data and telephone network Initially 87 remote terminals providing: Voice over IP Broadband for many applications. Tele-medicine Distance learning Local administration Local business e.g. related to tourism and agriculture

Market outlook (3) Other business IT Networks: Slow market, focusing business Contract Manufacturing: Low, but stable activity

Efficiency improvement programs Supply chain project in Bergen A reduction of 60 man years implemented Phase 2: Reduction of up to 30 man years in second half Compact Link production to be moved from Boston to Singapore Restructuring of Boston office to be implemented

Operational Target (Short Term) Transmission Networks B/E-Target (Quarterly sales = 325 MNOK) Quarterly Sales (MNOK) B/E Target = 325/Q

Focus on the market Increase business volume Focused approach on major, identified transmission projects Be aggressive in satcom markets Develope new distribution channels Reach profitability asap and keep tight cost control Maintain financial strength and strategic flexibilty

Bjorn Olafsson Chief Financial Officer

Financial highlights Q2 Continued improvement in operational performance Substantial operating cashflow through Q2 and very satisfactory cash performance Continued excellent performance in SatCom Improved Transmission results Broadband business at same level as Q1 positive Q2 order intake Lower Contract Manufacturing business volume

Income statement

Book to bill Transmission Networks Q1 - 2000 Q2 - 2000 Q3 - 2000 Q4 - 2000 Q1 - 2001 Q2 - 2001 Q3 - 2001 Q4 - 2001 Q1 - 2002 Q2 - 2002 Q3 - 2002 Q4-2002 Q1-2003 Q2-2003 Orders received/Sales 0.9787 1.7837 1.2585 1.0626 0.9014 0.8364 0.6687 0.6239 0.8175 0.9678 1.42 0.6645431 1.2325581 1.26 West 30.6 38.6 34.6 31.6 North 45.9 46.9 45 43.9 Orders received Sales

OPEX Development R&D + sales & admin. expenses Nera Group Transmission Networks

Operating profit before special charges by business area

1997 1998 1999 2000 2001 2002 Q1-03 Q2-03 Gross margin % 33 25 30 30 28 21 21 22 Oper. margin % 2.8 4 8.5 8.9 7.3 -12.3 -15.8 -8.6 North 45.9 46.9 45 43.9 1997 1998 1999 2000 2001 2002 Q1-03 Q2-03 Gross margin % 35 30 33 40 36 35 37 40 Oper. margin % 9.1 2 4.9 13.8 10.8 11.2 16 18 45.9 46.9 45 Margin development Transmission/Satellite Transmission Satellite

Balance Sheet

Net cash position
(Cash - interest bearing debt)


MNOK
1200
1000
800
600
400
200
0
-200
-400
-600
-800
Q4 - 1995
Q4 - 1996
Q2 - 1997
Q4 - 1997
Q2 - 1998
Q3 - 1998
Q4 - 1998
Q1 - 1999
Q2 - 1999
Q3 - 1999
Q4 - 1999
Q1 - 2000
Q2 - 2000
Q3 - 2000
Q4 - 2000
Q1 - 2001
Q2 - 2001
Q3 - 2001
Q4 - 2001
Q1 - 2002
Q2 - 2002
Q3 - 2002
Q4 - 2002
Q1 - 2003
Q2 - 2003
Nera Singapore
Nera Norway

NERA
enabling a wireless future

Working Capital - Revenue/Quarter Q4-1995 Q4-1996 Q2-1997 Q4-1997 Q2-1998 Q3-1998 Q4-1998 Q1-1999 Q2-1999 Q3-1999 Q4-1999 Q1-2000 Q2-2000 Q3-2000 Q4-2000 Q1-2001 Q2-2001 Q3-2001 Q4-2001 Q1-2002 Q2-2002 Q3-2002 Q4-2002 Q1-2003 Q2-2003 Working capital 510 739 1028 881 773 573 713 666 556 367 431 190 309 322 331 280 595 664 498 412 379 330 336.4 373.9 294.5 Revenues/Quarter 683 862 764 937 664 724 874 713 680 635 738 615 548 544 843 724 752 643 774 681 649 501 614 540 545 North 45.9 46.9 45 43.9 MNOK Revenue/Quarter Working Capital

Trade receivables/ Inventories/trade payables (days) 1995 1996 1997 1998 1999 2000 2001 2002 Q1-03 Q2-03 Receivables 76 91 102 88 77 111 97 76 96 78 Inventories 82 77 67 51 40 38 67 56 59 53 Payables 41 43 48 48 29 45 53 46 50 46 Days

Statements of cash flow

Financial key figures

Outlook second half 2003 Restructuring provisions in Q3 estimated to 40 - 50 MNOK Number of employees will be further reduced Positive development in order back log and book to bill through first half will effect following quarters positively Cash flow and cash balances as of first half can hardly be defended second half Nera maintains its ambition on total business volume 2003 at same level as 2002 and return to operating profit modus during the year

Q & A Oslo, 25 July 2003 Version 8

Appendix

Orders received by business area

Invoicing of order backlog* 3rd quarter 2003 4th quarter 2003 Total NOK mill. 2nd quarter 2004 and later 1st quarter 2004 * Incl. Nera Telecommunications, Singapore

Operating revenue by business area

Quarterly operating revenue by business area

Q1 2001 pro forma Q2 2001 pro forma Q3 2001 pro forma Q4 2001 pro forma Q1 2002 Q2 2002 Q3 2002 Q4 2002 Q1 2003 Q2 2003 Orders received 511 583 450 347 309 361 338 235 318 368 Operating revenue 564 627 537 549 378 373 238 354 258 293 Oper. inc. (EBIT) 50.4 49.8 37.9 31.8 -53.5 -47.5 -43.3 -21 -40.7 -25.1 Q1 2001 pro forma Q2 2001 pro forma Q3 2001 pro forma Q4 2001 pro forma Q1 2002 Q2 2002 Q3 2002 Q4 2002 Q1 2003 Q2 2003 Orders received 239 129 119 142 174 289 109 103 170 126 Operating revenue 160 150 131 169 161 156 154 146 172 142 Oper. inc. (EBIT) 16.7 13.8 13.3 21.3 14.4 17 22.5 15 27.5 25.5 Orders/revenue/EBIT development Transmission/Satellite Transmission Satellite

Quarterly operating revenue by market Transmission Networks

WBA - quarterly "fixed" cost level (R&D + sales and admin.) Q2-2000 Q3-2000 Q4-2000 Q1-2001 Q2-2001 Q3-2001 Q4-2001 Q1-2002 Q2-2002 Q3-2002 Q4-2002 Q1-2003 Q2-2003 East 20 33 43 58 71 51 45 19 16 17 16 14 14 West 30.6 38.6 34.6 31.6 North 45.9 46.9 45 43.9 MNOK

Orders received by market

Orders received by market Asia 32.6% (31.8%)* Percentage per region by 30 June 2003 Africa 1.7% (5.3%)* Americas 20.3% (20.2%)* Oceania 5.9% (2.3%)* UK 2.8% (12.0%)* Norway 15.9% (9.0%)* Rest of Europe 20.8% (19.4%)* * Figures in brackets are Orders received per 30.06.02

Operating revenue by market

Operating margins* before R&D 1996 1997 1998 1999 2000 2001 2002 Per 30.06.2003 East 0.139 0.114 0.09 0.142 0.153 0.062 0.043 0.056 MNOK 1996 1997 1998 1999 2000 2001 2002 per quarter 2003 per quarter 3-D Column 193 204 200 216 287 347 79 50 51 47 51 59 (6,6%)* (7,8%)* Research & Development (12.0%)* * Operating income before R& D as % of operating revenue (1) Adjusted for special charges * R&D as % of operating revenue (11,3%)* 240 (9.8%)* 97 (8.9%)* (1)

Working capital in % of annualised sales Q4-1995 Q4-1996 Q2-1997 Q4-1997 Q2-1998 Q3-1998 Q4-1998 Q1-1999 Q2-1999 Q3-1999 Q4-1999 Q1-2000 Q2-2000 Q3-2000 Q4-2000 Q1-2001 Q2-2001 Q3-2001 Q4-2001 Q1-2002 Q2-2002 Q3-2002 Q4-2002 Q1-2003 Q2-2003 East 19 31 34 24 29 20 20 23 20 14 15 8 14 15 10 10 20 26 16 15 15 13.5 13.8 17.3 13.5 West North 45.9 46.9 45 43.9%